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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          PAMIDA HOLDINGS CORPORATION
                           (Name of Subject Company)

                          PAMIDA HOLDINGS CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  697642-10-6
                     (CUSIP Number of Class of Securities)

                               ----------------

                               STEVEN S. FISHMAN
         CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PAMIDA HOLDINGS CORPORATION
                                8800 "F" STREET
                             OMAHA, NEBRASKA 68127
                                (402) 339-2400
                 (Name, address and telephone number of person
              authorized to receive notice and communications on
                    behalf of the person filing statement)

                                WITH COPIES TO:
                               HOWARD J. KASLOW
                           ABRAHAMS KASLOW & CASSMAN
                        8712 WEST DODGE ROAD, SUITE 300
                             OMAHA, NEBRASKA 68114

                                     AND:
                                 LANCE C. BALK
                               KIRKLAND & ELLIS
                             153 EAST 53RD STREET
                              NEW YORK, NY 10022
                                (212) 446-4800

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

ITEM 1. SECURITY AND SUBJECT COMPANY

   The name of the subject company is Pamida Holdings Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8800 "F" Street, Omaha, Nebraska 68127. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates to the Company's Common Stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF BIDDER

   This statement relates to a tender offer by ShopKo Merger Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of ShopKo Stores, Inc., a Wisconsin corporation ("Parent"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated May 17, 1999 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares at a price of $11.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 10, 1999 (the "Merger Agreement"), by and among Parent, Offeror and the Company. The Offer is subject to certain conditions. The Merger Agreement provides that, if the Offer is consummated pursuant to its terms, Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference.

   As set forth in the Schedule 14D-1, the principal executive offices of Offeror and Parent are located at 700 Pilgrim Way, Green Bay, Wisconsin 54304.

ITEM 3. IDENTITY AND BACKGROUND

   (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   (b) Except as described herein or on pages 7-8 of the Company's proxy statement dated April 5, 1999 (the "1999 Proxy Statement") relating to the Company's 1999 Annual Meeting of Stockholders, which are filed as Exhibit 2 to this Statement and are incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Offeror, Parent or their respective executive officers, directors or affiliates.

The Merger Agreement, the Stockholder Agreements and the Stockholder and Purchase Agreement

   The Offer to Purchase has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which Schedule 14D-1 is enclosed with this Schedule 14D-9. The Merger Agreement, Stockholder Agreements and Stockholder and Purchase Agreement are incorporated herein by reference and should be read in their entirety for a more complete description of the terms and provisions contained therein. The following is a summary of certain portions of the Merger Agreement, Stockholder Agreements and Stockholder and Purchase Agreement which relate to arrangements among the Company, Offeror, Parent and the Company's executive officers, directors and principal stockholder and is qualified in its entirety by reference to the Merger Agreement, Stockholder Agreements and Stockholder and Purchase Agreement. For the purposes of this Item 3(b), capitalized terms used herein and not otherwise defined have the meanings given to such terms in the Merger Agreement. A copy of the Stockholder Agreements and Stockholder and Purchase Agreement are filed as Exhibits 3-9 hereto.

 The Merger Agreement

   The Offer. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Each of the Company, Parent and the Offeror have agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. Each of the Company, Parent and the Offeror shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to take all reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any license, permit, consent, approval, authorization, qualification and order of any governmental entity or other public or private third party required to be obtained or made by Parent, the Offeror or the Company or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need agree to hold separate or divest itself of any assets or agree to any restrictions in their businesses as currently or proposed to be conducted.

   The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law, as amended (the "DGCL"), the Offeror shall be merged with and into the Company at the effective time of the Merger (the "Effective Time"). Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror and the Company in accordance with the DGCL. At the Effective Time, the Restated Certificate of Incorporation (the "Charter") and the By-Laws of the Company (together, the "Constituent Documents") shall be the Charter and By-Laws of the Surviving Corporation, and the directors of the Offeror shall become the directors of the Surviving Corporation and the officers of the Company shall become the officers of the Surviving Corporation.

   Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of any securities of the Offeror or the Company, each Share and each share of the Company's Nonvoting Common Stock, par value $.01 per share (the "Nonvoting Shares") (other than Shares and Nonvoting Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror or any other direct or indirect wholly owned subsidiary of Parent (other than Shares in trust accounts, custodial accounts and the like that are beneficially owned by third parties) immediately prior to the Effective Time or by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Offer Price. Each share of stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of the Offeror, be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

   Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror. These representations and warranties relate, among other things, to organization, good standing and corporate power of the Company and its subsidiaries; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; no violations of laws or agreements; filings made by the Company and Pamida, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Pamida"), with the Commission under the Securities Act and the Exchange Act (including financial statements included in the documents filed by the Company and Pamida under these acts); the absence of certain events since January 31, 1999; actions and proceedings; benefit plans and employees and employment practices; certain labor matters; accuracy of certain information; property matters; intellectual property matters; tax matters; environmental matters; certain agreements; insurance and workers' compensation; certain payments and the absence of certain business practices; licenses and permits; letters of credit and similar matters; brokers; and the opinion of the Company's financial advisors.

   The Offeror and Parent have also made customary representations and warranties to the Company. These representations and warranties relate, among other things, to the Offeror's and Parent's organization and authority to enter into the Merger Agreement, the Stockholder Agreements and the Stockholder and Purchase Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; accuracy of information supplied; brokers; financing and operations of the Offeror.

   Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the date of the election or appointment of Parent's designees to the Board of Directors of the Company as described under "Board Representation" below, the Company has agreed as to itself and its subsidiaries, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Parent shall otherwise consent in writing (such consent, in the case of clauses (e)(iii) and (f) below, not to be unreasonably withheld or delayed) not to:

     (a) amend or otherwise change, directly or indirectly, its Constituent Documents;

     (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any subsidiary (other than the issuance of Shares upon the conversion of Nonvoting Shares or upon exercise of options to purchase Shares outstanding on the date of the Merger Agreement in accordance with their current terms), or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any subsidiary, or (ii) any assets of the Company or any subsidiary (including the real property owned, leased, used or occupied by the Company or any subsidiary or any interest therein), except for sales in the ordinary course of business and in a manner consistent with past practice;

     (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for such declarations, set asides, dividends and other distributions made by any subsidiary to the Company;

     (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (excluding, however, redemptions or purchases of shares of capital stock of any subsidiary of the Company pursuant to contractual commitments entered into before the date of the Merger Agreement and disclosed in connection therewith);

     (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business consistent with past practice; (ii) incur or modify any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, pledge in respect of or otherwise as an accommodation become responsible for the obligations of any person, or make any loans, advances or capital contributions, except in the ordinary course of business consistent with past practice for the purchase of goods for resale; (iii) enter into any contract or agreement requiring annual payments in excess of $50,000 or payments in excess of $100,000 in the aggregate, other than any contract or agreement with a term of less than one year entered into in the ordinary course of business consistent with past practice; (iv) terminate, cancel, extend or request any material change in, or agree to any material change in, any real property lease or material contract, except in the ordinary course of business consistent with past practice, or waive, release or assign any material rights or claims; or (v) authorize capital commitments, except in accordance with a capital expenditure plan which is reasonably acceptable to Parent;

     (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any subsidiary who are not officers of the Company, or grant or modify any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any subsidiary (other than in connection with hiring and terminating employees in the ordinary course of the Company's business or pursuant to a plan, policy or agreement existing as of the date of the Merger Agreement and disclosed in connection therewith), or establish, adopt, enter into or amend any collective bargaining agreement, any material bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, retention, termination or severance plan, benefit, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any proposal to adopt or amend any such plan or make, authorize or approve the payment of any extraordinary amount to any outside advisor, attorney or consultant in all cases, except as required by law, including any obligation to maintain tax-qualified status or as may be required by any plan as of the date of the Merger Agreement;

     (g) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except for a planned change from retail accounting to cost accounting or as may be required by law or generally accepted accounting principles;

     (h) prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, except as may be required by the change referred to in (g) above, or settle or compromise any federal, state, local or foreign income tax liability;

     (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries, or subsequently incurred in the ordinary course of business consistent with past practice;

     (j) settle or compromise any pending or threatened suit, action or claim that is material or which relates to any of the transactions contemplated by the Merger Agreement; or

     (k) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

   No Solicitation. The Company shall not, nor shall it permit any of the subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of the subsidiaries to (i) solicit or initiate, or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or
(iii) enter into any agreement with respect to any Takeover Proposal or approve or recommend or resolve to approve or recommend any Takeover Proposal; provided that the Company or its directors may (i) comply with Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act with regard to a tender or exchange offer or
(ii) refer a third party to the appropriate section of the Merger Agreement or make a copy of such section available to any third party; and, prior to the acceptance for payment of Shares pursuant to the Offer, if the Board of Directors of the Company (the "Board") reasonably determines that a Takeover Proposal from a person (including any person with whom the Company or its representatives have had discussions prior to April 28, 1999) constitutes a Superior Proposal (as defined below) or may reasonably be expected to lead to a Superior Proposal from such person, then the Company may, in response to an unsolicited request therefor and subject to compliance with its obligations under the Merger Agreement, (1) furnish information with respect to the Company and its subsidiaries to, and participate in discussions and negotiations directly or through its representatives with, such person, subject to a customary confidentiality agreement (as determined by the Company's independent legal counsel) with such person and (2) make such public disclosures as shall be required under applicable law, if and to the extent the Board determines in good faith, after receiving the advice of independent legal counsel, that such action is required in the exercise of fiduciary duties of the Board under applicable law. For purposes of the

Merger Agreement, "Takeover Proposal" means any bona fide proposal or offer, whether in writing or otherwise, from any person other than Parent, the Offeror or any affiliates thereof to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of the Company or any of its material subsidiaries or 30% or more of any class of equity securities of the Company or any of its material subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either the Company or any of its material subsidiaries, including any single or multi-step transaction or series of related transactions contemplated by the Merger Agreement, which is structured to permit such third party to acquire beneficial ownership of any material portion of the assets of or 30% or more of the equity interest in either the Company or any of its material subsidiaries, and "Superior Proposal" means a bona fide proposal by a third party that was not solicited or initiated, or encouraged, directly or indirectly, by the Company, any of the subsidiaries or any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of the subsidiaries, except as and to the extent permitted by the Merger Agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company or to acquire, directly or indirectly, the Company by merger or consolidation, and otherwise on terms which the Board determines in good faith to be more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger (after receiving advice from the Company's independent financial advisor that the value of the consideration provided for in such proposal is fair from a financial point of view to the holders of Shares and Nonvoting Shares), for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board, after receiving advice from the Company's independent financial advisor, is reasonably capable of being financed by such third party and which, in the good faith judgment of the Board of Directors is reasonably likely to be consummated within a period of time not materially longer in duration than the period of time reasonably believed to be necessary to consummate the Offer and Merger, it being understood that a tender offer with terms and conditions substantially similar to those set forth herein will satisfy the requirement above with respect to the time period within which such tender offer must be consummated.

   The Merger Agreement provides further that, the Company must advise Parent orally and in writing of (i) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by any officer or director of the Company or, to the knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry no later than one full business day following receipt of such Takeover Proposal or inquiry. The Company is required to keep Parent informed of the status and details of any such Takeover Proposal or inquiry.

   Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed not to terminate, amend, modify or waive any provision of any standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent) without the written consent of Parent. The Company has also agreed to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements, and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

   Stock Based Compensation. Prior to the purchase of Shares pursuant to the Offer, the Company will take actions necessary and appropriate to cause all options to purchase Shares that are outstanding immediately prior to the Effective Time to vest and to be fully exercisable immediately prior to the Effective Time and will make all reasonable efforts to cause each option to purchase Shares that is outstanding at the Effective Time to be cancelled at the Effective Time. In consideration of such cancellation, each holder of an option to purchase Shares will be entitled to receive an amount equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of Shares subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. The amounts payable pursuant to the Merger Agreement will be paid as soon as reasonably practicable following the Effective Time.

   The Company has also agreed to take all actions necessary to provide that, effective as of the Effective Time, each of the Company's stock option plans and any other equity-based plans maintained with respect to the Shares will be terminated, the provisions in any other plan, program, agreement or arrangement providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company will be deleted, and no holder of an option to purchase Shares or any participant in any stock option plan will have any right to receive any shares of capital stock of the Company, Parent, the Offeror or the Surviving Corporation.

   Indemnification. Pursuant to the Merger Agreement, Parent and the Offeror agreed that from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless all past and present officers and directors of the Company and of its subsidiaries to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the DGCL or the Constituent Documents for acts or omissions occurring at or prior to the Effective Time.

   Parent has also agreed to cause the Surviving Corporation to provide, for a period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially similar to the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the director's and officer's insurance in excess of 200% of the per annum premiums paid by the Company for the policy year that includes the date of the Merger Agreement, but in any case will purchase the greatest amount of coverage available for a cost not exceeding such amount.

   In addition to maintaining the current levels of indemnification, Parent and the Offeror have agreed that, if the Surviving Corporation or Parent consolidates with or merges into any other person and is not the continuing or surviving corporation or entity or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper and sufficient provision will be made so that the successors and assigns of the Surviving Corporation or Parent will succeed to the obligations under the Merger Agreement described above.

   Board Representation. The Merger Agreement provides that after the purchase by the Offeror of Shares pursuant to the Offer, Parent will be entitled to designate at its option up to that number of directors of the Board as will make Parent's representation on the Board equal to the percentage of the outstanding Shares held by Parent or any of its subsidiaries and the Company shall, at such time, subject to the applicable provisions of the Constituent Documents, cause Parent's designees to be so elected by its existing Board of Directors. However, in the event that the Offeror's designees are elected to the Board, until the Effective Time, such Board shall have at least two directors who are Continuing Directors. "Continuing Directors" means (i) directors on the date of the Merger Agreement (ii) any successor of a Continuing Director who is (A) unaffiliated with, and not a designee or nominee, of Parent or the Offeror, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors of the Company, and in each case under clauses (i) and (ii), who is not an employee of the Company. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable Parent's designees to be elected or appointed to the Board as provided above. From and after the time that Parent's designees constitute a majority of the Board and prior to the Effective Time, any amendment or modification to the Merger Agreement, any amendment to the Constituent Documents inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company and certain other actions may only be effected by the action of a majority of the Continuing Directors; provided, that, if there are no Continuing Directors, such actions may be effected by majority vote of the entire Board.

   Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) if required by applicable law or the Constituent Documents, the stockholders of the Company shall have approved the Merger Agreement; (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired; (iii) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect (which order or other action the parties to the Merger Agreement will use their reasonable efforts to vacate or lift) and has the effect of making the consummation of the Merger illegal under applicable law; and (iv) the Offeror shall have accepted for payment and purchased Shares pursuant to the Offer; provided that this condition will be deemed to have been satisfied if the Offeror fails to accept for payment or pay for Shares pursuant to the Offer in breach of the terms of the Merger Agreement.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the terms of the Merger Agreement by the stockholders of the Company: (a) by mutual written consent of Parent and the Company; (b) by either Parent or the
Company: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in the Offer to Purchase the Offer shall have terminated or expired in accordance with its terms without the Offeror's having accepted for payment any Shares pursuant to the Offer or (y) the Offeror shall not have accepted for payment any Shares pursuant to the Offer prior to August 31, 1999 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party) or (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable (provided that the party seeking to terminate the Merger Agreement pursuant to this clause (b)(ii) shall have used all commercially reasonable efforts to remove such order, decree, ruling, judgment or injunction, it being understood that in no event shall Parent, the Offeror, the Company or the Surviving Corporation be required to hold separate or divest any of their respective assets or agree to any restrictions in their businesses as currently or proposed to be conducted); (c) by Parent or the Offeror prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of condition (d) described below in "Certain Conditions to the Offeror's Obligations" and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company by Parent or the Offeror; (d) by Parent or the Offeror prior to the purchase of Shares pursuant to the Offer if either Parent or the Offeror is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (f) described below in "Certain Conditions to the Offeror's Obligations"; (e) by the Company if the Board determines in good faith that a Takeover Proposal constitutes a Superior Proposal and the Board determines in good faith, after receiving the advice of independent legal counsel, that the failure to approve such Takeover Proposal and to terminate the Merger
Agreement would constitute a breach of its fiduciary duties under applicable law; provided, that it has complied with the notice and other provisions of the Merger Agreement and it complies with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "Fees and Expenses"); and provided further that the Company may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to Parent of a written notice of such determination by the Board; (f) by the Company prior to the purchase of Shares pursuant to the Offer if (i) any of the representations or warranties of Parent or the Offeror set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (ii) Parent or the Offeror shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or the Offeror to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 20 days after the giving of written notice to Parent or the Offeror, as applicable; or (g) by the Company, if the Offer has not been timely commenced. In the event of a termination of the Merger Agreement by either the Company or Parent, the Merger Agreement shall become void (except for certain specified provisions, including those pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and there shall be no liability or obligation on the part of Parent, the Offeror or the Company or their respective affiliates, officers or directors, other than for liability for any willful breach of a representation or warranty contained in the Merger Agreement or the breach of any covenant or agreement contained in the Merger Agreement.

   Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

   The Merger Agreement provides that, so long as neither Parent nor the Offeror is in breach of any of their material obligations under the Merger Agreement, the Company will pay, or cause to be paid, in same day funds to Parent the following amounts under the circumstances and at the times set forth as follows: (i) if Parent or the Offeror terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above and, if such termination is because of the withdrawal, modification or change in the Board of Director's recommendation of the Offer, the Merger or the Merger Agreement, and if prior to the time of such withdrawal, modification or change, a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), the Company shall pay the Expenses of Parent and a $5 million termination fee (the "Termination Fee") upon demand; (ii) if the Company terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, the Company shall pay the Termination Fee concurrently with such termination and the Expenses of Parent upon demand; and (iii) if Parent or the Offeror terminates the Merger Agreement under clause (c) under "Termination" above and, at the time of such termination, a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), the Company shall pay the Expenses of Parent, upon demand; in addition, if concurrently therewith or within nine months after such termination, (A) the Company shall enter into a merger agreement, acquisition agreement or similar agreement with respect to a Takeover Proposal or a Takeover Proposal is consummated, involving any party (1) with whom the Company had any discussions with respect to a Takeover Proposal, (2) to whom the Company furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (1), (2) and (3), after April 28, 1999 and prior to such termination, or (B) the Company enters into a merger agreement, acquisition agreement or similar agreement with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, the Company shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal.

   For purposes of the Merger Agreement, "Expenses" means documented reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all reasonable fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent.

 The Stockholder Agreements

   Pursuant to the Stockholder Agreements, L. David Callaway, III, Stuyvesant
P. Comfort, Steven S. Fishman, M. Saleem Muqaddam, Peter J. Sodini and Frank A. Washburn (the "Tendering Stockholders") have each agreed that (a) such Tendering Stockholder will vote the Shares held by such Tendering Stockholder in favor of the Merger and the Merger Agreement; (b) such Tendering Stockholder will vote his Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or

(ii) any amendment of the Company's Constituent Documents or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, their Shares to any person other than the Offeror or the Offeror's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) such Tendering Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Tendering Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or
(ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) so long as the Merger Agreement has not been terminated, the Tendering Stockholder will tender pursuant to the Offer and not withdraw the Shares owned by such Tendering Stockholders.

   The Stockholder Agreements terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms; provided, however, that the Stockholder Agreements will not terminate until 60 days after termination pursuant to clause (ii) immediately above if
(A) the Merger Agreement is terminated by Parent or the Offeror pursuant to clause (d) of "Termination" above because of the withdrawal, modification or change in the recommendation by the Board of the Offer, the Merger and the Merger Agreement or because the Board has adopted a resolution to that effect, if prior to the time of such withdrawal, modification or change or the adoption of such resolution, a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Stockholder Agreements), (B) the Merger Agreement has been terminated by Parent or the Offeror pursuant to clause (d) of "Termination" above because of the Board's recommendation of a Takeover Proposal, or because the Board has adopted a resolution to effect such recommendation, or (C) the Merger Agreement is terminated by the Company pursuant to clause (e) under "Termination" above or
(iii) the Merger Agreement is amended in a manner adverse to the Tendering Stockholder without the Tendering Stockholder's consent, which consent shall not be unreasonably withheld or delayed (the "Stockholder Agreement Termination Date").

 Stockholder and Purchase Agreement

   Pursuant to the Stockholder and Purchase Agreement, Venture Partners has agreed that (a) it will vote its Shares in favor of the Merger and the Merger Agreement; (b) it will vote its Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or (ii) any amendment of the Company's Constituent Documents or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) it will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, its Shares to any person other than the Offeror or the Offeror's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) it will not, and will not permit any investment banker, attorney or other adviser or representative of such Tendering Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) so long as the Merger Agreement has not been terminated, Venture Partners will tender pursuant to the Offer and not withdraw its Shares.

   In addition, Venture Partners has granted Parent an irrevocable option (the "Option") to purchase from time to time the Nonvoting Shares at a price of $11.50 per share. The Option may be exercised, in whole but not in part, at any time after (i) the termination of the Merger Agreement if the Merger Agreement is terminated by Parent or the Offeror pursuant to clause (d) of "Termination" above because of the withdrawal modification or change in the recommendation by the Board of the Offer, the Merger and the Merger Agreement or because the Board has adopted a resolution to that effect, if prior to the time of such withdrawal, modification or change or the adoption of such resolution, a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Stockholder and Purchase Agreement),
(ii) the Merger Agreement has been terminated by Parent or the Offeror pursuant to clause (d) of "Termination" above because of the Board's recommendation of a Takeover Proposal, or because the Board has adopted a resolution to effect such recommendation, (iii) the Merger Agreement is terminated by the Company pursuant to clause (e) under "Termination or (iv) after the occurrence of an event described in paragraph (g) of "Certain Conditions to the Offeror's Obligations" below (the termination described in clauses (i), (ii) and (iii) being referred to as the "Termination Trigger Events"). The Offeror is required to exercise the Option in whole, but not in part, immediately after the acceptance for purchase by the Offeror of Shares pursuant to the Offer.

   The Option terminates on the earliest of (i) the termination of the Merger Agreement pursuant to paragraph (d) of "Termination" above other than a termination that constitutes a Termination Trigger Event or a termination as a result of the occurrence of the event described in paragraph (g) of "Certain Conditions to the Offeror's Obligations" below, (ii) 60 days following any termination of the Merger Agreement that constitutes a Termination Trigger Event or the occurrence of an event described in paragraph (g) of "Certain Conditions to the Offeror's Obligations" below or (iii) the amendment of the Merger Agreement in a manner adverse to Venture Partners without the consent of Venture Partners, which consent shall not be unreasonably withheld or delayed. Venture Partners' other obligations under the Stockholder and Purchase Agreement terminate upon the termination of the Option.

 Certain Conditions to the Offeror's Obligations

   Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares tendered pursuant to the Offer, and may amend the Offer consistent with the terms of the Merger Agreement or terminate the Offer and not accept for payment any tendered Shares, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least 51% of the Shares on a fully diluted basis (assuming the exercise of all options to purchase common stock of the Company, and the conversion or exchange of all securities convertible or exchangeable into, Shares outstanding upon the expiration of the Offer but not assuming the conversion of the Nonvoting Shares) ("Minimum Condition"), (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated, or
(iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall occur and be continuing:

     (a) there shall be threatened or pending any suit, action or proceeding by a federal, state, or foreign governmental entity (i) seeking to prohibit or impose any material limitations on the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the businesses or assets of the Company and its subsidiaries taken as a whole, or Parent and its subsidiaries, taken as a whole, (ii) seeking to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, (iii) challenging the acquisition by Parent or the Offeror of any Shares pursuant to the Offer, the Stockholder Agreements or the Stockholder and Purchase Agreement, (iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Agreement, the Stockholder Agreements or the Stockholder and Purchase Agreement (including the voting provisions under the Stockholder Agreements and the Stockholder and Purchase Agreement), (v) seeking to obtain from the Company or any subsidiary any damages that would be reasonably likely to have a Material Adverse Effect,
  (vi) seeking to impose material limitations on the ability of the Offeror or Parent, or rendering the Offeror unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, the Stockholder Agreements or the Stockholder and Purchase Agreement and the Merger, (vii) seeking to impose material limitations on the ability of the Offeror effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (viii) which otherwise would have a Material Adverse Effect on the Company or, as a result of the Offer or the Merger, a material adverse effect on Parent and its subsidiaries; or

     (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above; or

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions, or (iv) in the case of any of the situations in clauses (i) through (iii) inclusive, existing on the date hereof, a material acceleration or worsening thereof; or

     (d) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case where the failure of such representations and warranties to be true and accurate, or the failure to perform or comply with such obligations, agreements or covenants, do not, individually or in the aggregate, have a Material Adverse Effect on the Company or a materially adverse effect on the ability to consummate the Offer or the Merger; or

     (e) there shall have occurred any events or changes which have had or would reasonably be expected to have or constitute, individually or in the aggregate, a Material Adverse Effect on the Company; or

     (f) the Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or the Offeror (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger or the Agreement, (ii) shall have recommended a Takeover Proposal or (iii) shall have adopted any resolution to effect any of the foregoing; or

     (g) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, the Offeror or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the Shares, or Venture Partners or its affiliates or any group of which any of them is a member shall have increased or announced its intention to increase its beneficial ownership of Shares by more than 1%; provided that the conversion of Nonvoting Shares into Shares shall not be an increase in the beneficial ownership of Shares; or

     (h) any party to any of the Stockholder Agreements or the Stockholder and Purchase Agreement other than Parent or the Offeror shall have breached or failed to perform any of its agreements under such agreement or breached any of its representations and warranties in such agreements or any such agreements shall not be valid, binding and enforceable, except for such breaches or failures or failures to be valid, binding and enforceable that do not materially and adversely affect the benefits expected to be received by Parent or the Offeror under the Stockholder Agreements or the Stockholder and Purchase Agreement; or

     (i) the Merger Agreement shall have been terminated in accordance with its terms; which in the sole judgment of Parent or the Offeror, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Offeror not otherwise in breach of the Agreement) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

   The foregoing conditions are for the sole benefit of Parent and the Offeror and may, subject to the terms of the Merger Agreement, be waived by Parent and the Offeror in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Long-Term Incentive Award Agreements

   Pamida has entered into separate Long-Term Incentive Award Agreements (the "Award Agreements") with each of Steven S. Fishman, Frank A. Washburn and George R. Mihalko (the "Executive Officers"). Under their respective Award Agreements, Pamida has allocated 125,000 units to Mr. Fishman, 68,750 units to Mr. Washburn and 42,000 units to Mr. Mihalko. Pursuant to the Award Agreements, if the Executive Officer is a regular full-time employee of Pamida at the close of business on March 5, 2000, and at such time has been continuously employed by Pamida on a regular full-time basis since March 6, 1997, then Pamida will pay such Executive Officer in cash on or before April 15, 2000, an amount equal to the product of the number of units allocated to such Executive Officer multiplied by the positive difference, if any, resulting from the subtraction of (a) $3.0625 from (b) the lesser of (i) the Average Price or (ii) $9.0625. "Average Price" means the average of the closing prices of the Shares on the American Stock Exchange (the "Amex") on the first 20 trading days subsequent to March 5, 2000, on which the Shares are traded on such exchange. Each Award Agreement also provides for a payment at the discretion of the Board if the Executive Officer's employment by Pamida terminates prior to March 5, 2000, by reason of his death or disability and for certain payments based on the Share price appreciation to the date of the event in the case of a change of control of the Company or Pamida or a termination of the Executive Officer's employment without cause. The consummation of the Offer and the Merger will result in a change in control of the Company for purposes of the Award Agreements.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

   The Board has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and that all stockholders of the Company approve the Merger Agreement and the Merger.

  (b) Background; Reasons for the Recommendation.

   In November 1997, the Company completed a recapitalization transaction in which (i) the Company's outstanding promissory notes having an aggregate principal value of approximately $32,000,000 as of September 1, 1997, and bearing interest at rates ranging from 15.5% to 16.25% per annum, were paid in full with Shares and Nonvoting Shares and (ii) the Company's outstanding shares of preferred stock with an aggregate liquidation value of approximately $2,900,000 as of August 31, 1997, and then effective dividend rates of 17.75% and 19.75% per annum, were reclassified into Shares. The purpose of such transactions was to improve the Company's highly leveraged capital structure by relieving the Company of substantial amounts of compounding non-cash interest expense on the promissory notes and from earnings per share dilution caused by the preferred stock dividends and by discount amortization on certain of the promissory notes and preferred stock. The transactions added approximately $36,000,000 to the Company's equity capitalization, but the Company continued to have a consolidated balance sheet with a negative stockholders' equity and a highly leveraged capital structure which has inhibited the sales growth, profitability, and store expansion program of Pamida.

   Following the 1997 recapitalization, the Board and management regularly discussed in general terms various strategic alternatives which the Company might pursue as a means to facilitate its objectives of enhanced sales and profitability and reduced financial leverage. Among the alternatives which the Board considered were maintenance of the Company's existing capital structure, an infusion of additional equity capital, and the acquisition of a substantial existing operating company.

   In May 1998, M. Saleem Muqaddam, a member of the Board, reported to the Board on various discussions that he had held with several investment bankers concerning strategic and financial alternatives potentially available to the Company, including a possible acquisition of another retailer, a rights offering to the Company's stockholders, and a public offering of additional shares of the Company's stock. The Board also discussed management's analysis of the potential results of an acceleration of new store openings over the next several years using an enhanced revolving credit facility which Pamida was then in the process of obtaining. The Board informally agreed that management should pursue such accelerated new store opening program irrespective of the other strategic and financial alternatives that might become available to the Company.

   In July 1998, Steven S. Fishman, Chairman of the Board, President and Chief Executive Officer of the Company, and George R. Mihalko, Chief Financial Officer of the Company, reported to the Board on meetings that they had held with several prospective equity investors and analysts. They noted that the prospective investors had expressed concern over the lack of available stock float as well as the stock price level and the Company's negative stockholders' equity. Mr. Mihalko also informed the Board that, in the view of a major bond rating company, (i) the Company needed additional equity and (ii) no improvement in the rating of Pamida's Senior Subordinated Notes was likely to occur as long as the Company's financial leverage remained high. However, the significant stock market decline in the third quarter of 1998, from which the microcap stock sector largely has still not recovered, virtually eliminated the possibility of a successful equity offering by the Company without substantially diluting the interests of existing stockholders.

   Parent's overall growth strategy includes the penetration of underserved, small rural markets. Parent's existing operating model has been developed for mid-sized to larger markets and is not readily adaptable to serve the needs of small market customers. Over the past several years, Parent has considered developing a small market operating model of its own or acquiring a company which already has developed such a model. During this time, Parent and its financial advisors have studied and considered the viability of strategic alliances between Parent and numerous retail companies, including the Company. In late 1998, Parent began more intensive consideration of an acquisition of the Company. In early January 1999, a representative of an investment banking firm contacted Mr. Fishman to indicate Parent's possible interest in considering a business combination with the Company.

   On January 24, 1999, Mr. Fishman met with Dale P. Kramer, who was then Parent's President, Chairman and Chief Executive Officer and is now Parent's Chairman, and William J. Podany, who was then Executive Vice President and Chief Operating Officer of Parent and who is now Parent's President and Chief Executive Officer. At this meeting, Mr. Fishman indicated that the Company would be willing to explore a business combination with Parent and suggested that the Company's principal stockholder, Venture Partners, should be contacted by Parent about selling its stock in the Company to Parent. The next day, Paul
H. Freischlag, Senior Vice President and Chief Financial Officer of Parent, met with representatives of Venture Partners to discuss the possibility of Venture Partners's selling its shares to Parent. Following these discussions, the Company and Parent agreed that they would continue to explore their mutual interest in a business combination.

   On February 23, 1999, Mr. Fishman, Frank A. Washburn, the Company's Executive Vice President and Chief Operating Officer, and Mr. Muqaddam met with senior executives of Parent to discuss further the possibility of some form of business combination. In early March 1999, Parent, Venture Partners and the Company executed a confidentiality agreement with an effective date of February 22, 1999.

   On March 2, 1999, Mr. Fishman also had a conversation with the chief executive officer of another major retailer (the "Other Retailer") concerning the possibility of some form of business combination involving their respective companies. The other executive indicated an interest in examining such possibility.

   On March 10, 1999, Parent requested certain preliminary information from the Company.

   At a March 11, 1999 meeting of the Board, the Board instructed management to pursue on an exploratory basis its discussions with Parent and with the Other Retailer to determine whether either company had a bona fide interest in pursuing a business combination with the Company. The Board also authorized management to engage Johnson Rice & Company L.L.C. ("Johnson Rice") to investigate a possible transaction with two other investor prospects proposed by Johnson Rice if, upon the identification of such prospects, they appeared acceptable to management. On March 16, 1999, the Company entered into an engagement agreement with Johnson Rice authorizing Johnson Rice to approach the two prospective "financial buyers" in connection with the possible sale, merger, recapitalization, or consolidation of the Company. Johnson Rice subsequently reported to the Company that it had contacted both prospects and that neither was interested in pursuing a possible transaction involving the Company.

   During the first two weeks of March 1999, Mr. Fishman had additional telephone conversations with the chief executive officer of the Other Retailer, and the Company received a request for certain information about its real estate and leases, store sales and profitability, and advertising activity from the Other Retailer. The Company did not provide such information to the Other Retailer because of the Board's belief that the Other Retailer had provided too little information regarding the nature of a proposed transaction to enable the Company to determine the seriousness of the Other Retailer's interest. However, in late March 1999, the Company and the Other Retailer executed a confidentiality agreement, which was substantially similar to the confidentiality agreement with Parent.

   On March 23, 1999, Mr. Freischlag met with Messrs. Fishman, Washburn and Mihalko to discuss various due diligence matters, and at that meeting the Company provided certain preliminary information to Parent. From March 23 through April 12, 1999, Parent continued its due diligence review of the Company.

   During the first two weeks of April, there were several telephone communications between representatives of the Company and representatives of the Other Retailer concerning the types of information about the Company that the Other Retailer wanted to receive, but the Other Retailer continued to give no indication of the type of transaction that it might consider with respect to the Company. At a telephonic meeting of the Board held on April 15, 1999, the Board authorized Mr. Fishman to make an additional contact with the chief executive officer of the Other Retailer in an attempt to clarify the objectives that such company might have with respect to a possible transaction with the Company.

   On April 15, 1999, Mr. Fishman reported to the Board that he had held three further meetings and other conversations with representatives of Parent and on April 13, 1999 had received a letter from Mr. Podany indicating Parent's interest in a business combination in which the holders of the Company's stock would receive $7.00 per share. The April 13 letter from Parent also requested the opportunity to work with the Company on an exclusive basis through May 31, 1999 to reach a definitive agreement. After a discussion, the Board unanimously concluded that such price was inadequate. The Board then authorized Mr. Fishman to request Parent, by the close of business on April 19, 1999, to indicate to the Company a price range, with a minimum price substantially in excess of $7.00 per share, within which Parent would be able to make a cash tender offer. The Board's authorization contemplated that (i) if Parent submitted an acceptable price range, then discussions and information exchanges would continue, with the understanding that by the close of business on May 10, 1999

Parent would inform the Company of the actual tender offer price, (ii) if that price, or such higher price as the Company and Parent then might negotiate, was acceptable to the Company, then Parent would have until the close of business on May 28, 1999 to complete the negotiation of a definitive agreement with the Company and (iii) if the foregoing conditions were satisfied, then the Company would agree to work with Parent on an exclusive basis, subject to the right of either party to terminate discussions at any time.

   At the April 15, 1999 Board meeting, the Board also appointed a special committee of the Board composed of L. David Callaway, III and Peter J. Sodini to oversee the negotiation of a definitive tender offer price if the discussions with Parent reached such stage and to make a recommendation to the Board with respect to such price.

   On April 15, 1999, following the Board meeting, Mr. Fishman sent a letter to Mr. Podany indicating the Company's rejection of the $7.00 per share price and setting forth the conditions for further discussions described above.

   On April 19, 1999, at the request of Mr. Podany in response to Mr. Fishman's April 15, 1999 letter, Messrs. Fishman and Muqaddam met with Mr. Podany and other Parent representatives. At that meeting, Mr. Podany advised Messrs. Fishman and Muqaddam that Parent wished to indicate a firm tender offer price rather than a price range that would necessitate further negotiation. After a discussion by the parties, Mr. Podany indicated Parent's willingness to move forward towards a cash tender offer at a price of $11.50 per share that would not be subject to a financing condition. Mr. Podany also stated that Parent desired to continue its review of pertinent information concerning the Company with the objective of completing the negotiation of a definitive agreement by May 10, 1999. In the interim, either party would have the right to terminate discussions. At such meeting, Mr. Muqaddam stated that Venture Partners as a principal stockholder of the Company would support the proposed Parent offer, subject to the completion of a satisfactory definitive agreement.

   On April 20, 1999, Mr. Fishman received a letter from Mr. Podany confirming the proposal described above and requesting acceptance of the terms by the countersignatures of the Company and Venture Partners.

   On April 20, 1999, the Board held a telephonic meeting at which Mr. Fishman reported on the April 19, 1999 meeting with the Parent representatives and the April 20, 1999 letter from Mr. Podany. He also reported that he had received a further telephone call from the chief executive officer of the Other Retailer expressing continued interest in exploring a transaction with the Company but giving no indication of the type of transaction in which the Other Retailer might be interested. The Board then authorized Mr. Fishman to facilitate Parent's due diligence activities concurrently with the negotiation of a definitive agreement with Parent and also authorized Mr. Fishman to undertake to elicit from the Other Retailer an indication of both the price range within which it would be willing to pursue a transaction with the Company and the type of transaction it was considering. If the Other Retailer did not respond promptly or did not indicate a price range having a minimum of approximately $11.50 per share, then the Board authorized the Company to negotiate exclusively with Parent until the close of business on May 10, 1999, subject to the right of either party to terminate negotiations at any time.

   At the April 20, 1999 meeting, the Board also authorized the engagement of Johnson Rice to prepare a fairness opinion for the Board with respect to the proposed tender offer price.

   Following the April 20, 1999 Board meeting, Mr. Fishman contacted the chief executive officer of the Other Retailer to request an indication of its continued interest and a price range for a possible transaction. On April 22, 1999, the Other Retailer's chief executive officer sent a letter to Mr. Fishman indicating his company's continued interest in the Company and his belief that "any transaction would likely involve a very substantial premium of two to three times your stock's trading value of this afternoon." The letter also stated that, until the Other Retailer had received and analyzed information concerning the Company, "we are not able to make any firm offer". The high and low prices of the Shares on the Amex on April 22, 1999 were $4.9375 and $4.3125, respectively.

   On April 26, 1999, Mr. Fishman advised the executive officer of the Other Retailer both by telephone and by a letter sent by fax that representatives of the Company would be willing to provide the requested information and to meet on the following day with representatives of the Other Retailer to facilitate review of the information to be provided so as to enable the Other Retailer to submit a specific bid for the Company. Mr. Fishman stated that it was necessary that the Other Retailer submit its best all cash offer for the Company's stock by April 30, 1999 and that any such bid must specify any conditions, which should not include financing, and be accompanied by evidence of the Other Retailer's ability to finance a cash tender offer for the full purchase price and a commitment to complete its due diligence and enter into a definitive agreement by no later than May 10, 1999.

   On April 27, 1999, prior to the opening of trading in its Shares, the Company issued a press release noting that it had received from a third party a proposal to acquire all of the Company's outstanding common stock, that it was currently in discussions with such third party and that it had also received inquiries from another party regarding a possible business combination.

   In a telephone conversation on April 27, 1999, the chief executive officer of the Other Retailer indicated that the conditions set forth by Mr. Fishman on April 26, 1999, could not be satisfied by his company and that his company did not intend at that time to proceed with any further activity relating to a business combination or other transaction with the Company.

   Following such telephone conversation, the Company, Venture Partners and Parent signed a letter confirming the previously signed confidentiality agreement among the parties and also confirming that the Company would work with Parent on an exclusive basis through May 10, 1999 for the purpose of negotiating a definitive agreement. After the signing of such agreement, Parent continued its due diligence activities, and the parties continued the negotiation of a definitive agreement.

   On April 29, 1999, a special meeting of the Board was held by telephone at which time Mr. Fishman reported to the Board on all of the developments that had occurred since the last meeting of the Board, and legal counsel for the Company advised the Board with respect to its fiduciary responsibilities in the context of a potential acquisition of the Company. The Board also discussed various aspects of the proposed transaction with Parent and noted several issues that remained open for negotiation.

   While the negotiation of a definitive agreement was underway, Parent, members of the Board and Venture Partners also negotiated the terms of proposed stockholders agreements relating to the proposed transaction.

   On May 4, 1999, the special committee of the Board met with representatives of Johnson Rice and received a preliminary report from such firm with respect to its conclusion as to the fairness of the proposed transaction from a financial point of view to the stockholders of the Company. After the presentation of various data to the special committee and extensive discussion with and questions from the special committee, the representatives of Johnson Rice stated preliminarily that the proposed transaction with Parent was fair from a financial point of view to the stockholders of the Company.

   On May 7, 1999, the Board met in person and by telephone. Mr. Callaway reported to the Board on behalf of the special committee and informed the Board of the information that had been presented by Johnson Rice with respect to the fairness of the proposed transaction and other factors that had been discussed with the representatives of Johnson Rice. Upon conclusion of his report, Mr. Callaway advised the Board that he and Mr. Sodini, as members of the special committee, were satisfied with the proposed tender offer price and other aspects of the proposed transaction with Parent, including its favorable timing and the absence of any financing contingency, and recommended to the Board that the Board approve such proposal and recommend it to the Company's stockholders. After Mr. Callaway's report, a representative of Johnson Rice delivered to the Board a formal presentation with respect to such firm's analysis of the proposed transaction with Parent and also delivered to the Company's legal counsel a draft of a proposed form of fairness opinion that Johnson Rice was prepared to deliver to the Board. Legal counsel for the Company then presented to the Board a detailed overview of the principal terms of the most recent drafts of the Merger Agreement, the Stockholder Agreements and the

Stockholder and Purchase Agreement and noted several areas which remained open for negotiation. The Board also identified several items which required further discussion with Parent. The Board then scheduled a meeting for May 10, 1999, to give counsel for the Company an opportunity to complete the negotiation of the definitive agreement.

   The Board of Directors of Parent also met on May 7, 1999 to consider the Merger Agreement, the Stockholder Agreements and the Stockholder and Purchase Agreement. After hearing a report from Parent's financial advisor and discussing the terms of the Merger Agreement and related documents and those issues that required further discussion with the Company, the Board of Directors of Parent preliminarily approved the transaction, subject to final approval of a special committee of the Board. The special committee scheduled a meeting for the afternoon of May 10, 1999.

   Counsel for the Company and Parent then held a series of telephone conferences in which the final terms of the Merger Agreement, the Stockholder Agreements and the Stockholder and Purchase Agreement were negotiated to the mutual satisfaction of the parties. On May 10, 1999, the Board at a telephone meeting with all members present unanimously (i) determined that the Merger Agreement was fair to and in the best interests of the stockholders of the Company, (ii) declared the Merger Agreement and the transactions contemplated thereby to be advisable and in the best interests of the stockholders of the Company, (iii) approved the Merger Agreement and the transactions contemplated thereby, and (iv) recommended that the holders of Shares accept the Offer and that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby. On May 10, 1999, the special committee of the Board of Directors of Parent also approved the Merger Agreement, the Stockholder Agreements and the Stockholder and Purchase Agreement.

   At the end of the business day on May 10, 1999, the Merger Agreement, the Stockholder Agreements and the Stockholder and Purchase Agreement were signed and delivered by the respective parties.

   On May 11, 1999, prior to the opening of stock trading, Parent and the Company issued a press release announcing the transaction. On May 17, 1999, the Offeror commenced the Offer.

   In reaching the decision to recommend the Offer, the Board specifically noted its consideration of the following factors:

     (1) the sales prices of the Shares on the Amex during the fiscal years of the Company ended February 1, 1998, and January 31, 1999, and during the period since January 31, 1999,

     (2) the current and historical financial position and the current and historical results of operations of the Company and its direct and indirect subsidiaries,

     (3) information provided by management with respect to (i) future projected results of operations of the Company and its direct and indirect subsidiaries and (ii) the current and projected new store opening plans of Pamida and various impediments and other factors relating thereto,

     (4) the restrictions imposed by certain covenants contained in the Loan Agreement and the indenture relating to the Notes,

     (5) the Company's current business strategy,

     (6) competitive conditions and consolidation trends in the retail industry,

     (7) the report of Johnson Rice concerning the lack of interest on the part of two prospective financial investors in the possible acquisition of or investment in the Company,

     (8) the absence of any apparent bona fide interest on the part of any other party in acquiring or making a substantial equity investment in the Company,

     (9) the limited number of shares of the Shares available for public trading and the low average weekly trading volume of the Shares,

     (10) the cash price at which the proposed transactions with Parent will be consummated, the premium over recent trading prices of the Shares that such price will represent, the liquidity that such transactions will provide for the present holders of Shares and Nonvoting Shares, the favorable timing of such transactions and the absence of any financing contingency, and

     (11) the support of the Company's principal stockholder for the transactions contemplated by the Merger Agreement.

   In addition, the Board reviewed and considered the opinion of Johnson Rice that the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair from a financial point of view to the stockholders of the Company. The opinion of Johnson Rice relates solely to the fairness from a financial point of view of such consideration and does not constitute a recommendation of the Merger Agreement to the Company or a recommendation to any stockholder of the Company. The full text of the Johnson Rice opinion letter dated May 10, 1999 is attached to this Solicitation/Recommendation Statement as Exhibit 10 and is incorporated herein by this reference. Holders of Shares are encouraged to read such opinion letter in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   The Company has retained Johnson Rice to deliver a fairness opinion in connection with the Offer and the Merger. Pursuant to the terms of Johnson Rice's engagement, the Company has agreed to pay Johnson Rice for its services an aggregate fee equal to $200,000. The Company also has agreed to reimburse Johnson Rice for reasonable out-of-pocket expenses not to exceed $15,000, including the fees of legal counsel retained by Johnson Rice with the Company's prior written consent, and to indemnify Johnson Rice and certain related parties against certain liabilities arising out of Johnson Rice's engagement. Johnson Rice and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. The fairness opinion from Johnson Rice is attached hereto as
Exhibit 10.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

   (a) To the knowledge of the Company, no transactions in Shares have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

   (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, all Shares which are held of record or are beneficially owned by such persons. Each of the directors has agreed to tender his Shares pursuant to the Offer, and each director has executed an agreement with Parent and Offeror setting forth his obligation to tender such Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

   (a) None.

                       MATERIAL TO BE FILED AS EXHIBITS

   The following Exhibits are filed herewith:

   Exhibit 1--Agreement and Plan of Merger, dated as of May 10, 1999, by and among ShopKo Stores, Inc., ShopKo Merger Corp. and Pamida Holdings Corporation (filed herewith).

   Exhibit 2--Pages 7-8 of Proxy Statement, dated April 5, 1999, relating to the Pamida Holdings Corporation 1999 Annual Meeting of Stockholders (filed herewith).

   Exhibit 3--Stockholder Agreement, dated as of May 10, 1999, by and among ShopKo Stores, Inc, ShopKo Merger Corp. and L. David Callaway, III (filed herewith).

   Exhibit 4--Stockholder Agreement, dated as of May 10, 1999, by and among ShopKo Stores, Inc, ShopKo Merger Corp. and Stuyvesant P. Comfort (filed herewith).

   Exhibit 5--Stockholder Agreement, dated as of May 10, 1999, by and among ShopKo Stores, Inc, ShopKo Merger Corp. and Steven S. Fishman (filed herewith).

   Exhibit 6--Stockholder Agreement, dated as of May 10, 1999, by and among ShopKo Stores, Inc, ShopKo Merger Corp. and M. Saleem Muqaddam (filed herewith).

   Exhibit 7--Stockholder Agreement, dated as of May 10, 1999, by and among ShopKo Stores, Inc, ShopKo Merger Corp. and Peter J. Sodini (filed herewith).

   Exhibit 8--Stockholder Agreement, dated as of May 10, 1999, by and among ShopKo Stores, Inc, ShopKo Merger Corp. and Frank A. Washburn (filed herewith).

   Exhibit 9--Stockholder and Purchase Agreement, dated as of May 10, 1999, by and among ShopKo Stores, Inc, ShopKo Merger Corp. and 399 Venture Partners, Inc (filed herewith).

   Exhibit 10*--Opinion of Johnson Rice & Company L.L.C., dated May 10, 1999 (filed herewith).

   Exhibit 11--Press Release, dated May 11, 1999 (filed herewith).

   Exhibit 12*--Letter to Stockholders of the Company, dated May 17, 1999 (filed herewith).
--------

*Included in the materials sent to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Pamida Holdings Corporation

                                            /s/ Steven S. Fishman
                                          By: _________________________________
                                             Steven S. Fishman
                                             Chairman of the Board, President
                                              and
                                             Chief Executive Officer

Dated: May 17, 1999

                                      -21-